FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_____________.

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 January — 31 January 2004

Information

Public Announcements/Press

Announcement
Messrs Walsh and Rose and Lord Blyth
inform company of their beneficial interests
(12 January 2004)
Announcement
Formal notice for specialist securities
(12 January 2004)
Announcement
Block Listing 6 Monthly Return
(16 January 2004)
Announcement
Sale and transfer of Shares by Employee
Benefit Trust Trustee
(16 January 2004
Announcement
Transfer of Shares by Employee
Benefit Trust Trustee
(23 January 2004)
Announcement
Sale of Shares by Employee
Benefit Trust Trustee
(30 January 2004

Required by/when

The Stock Exchange, London

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 9 February 2004	By:
Name: J Nicholls Title: Deputy Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:05 12 Jan 2004
Number	PRNUK-1201

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 12 January 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i)  the Trustee purchased 48,041 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 12 January 2004 at a price of £7.095 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  that the following directors of the Company were allocated Ordinary Shares on 12 January 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	27
P S Walsh	27

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.095.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	127,069
P S Walsh	593,827*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 12 January 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,208,709 Ordinary Shares.

2) that it received notification on 12 January 2004 from Lord Blyth that he has purchased 1,051 Ordinary Shares on 12 January 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.095.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 37,043.

12 January 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Listing Particulars
Released	16:21 12 Jan 2004
Number	1315U

FORMAL NOTICE FOR SPECIALIST SECURITIES PUBLICATION DATE: 9 January 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: US$5,000,000,000 Programme for the Issuance of Debt Instruments as set out in the Information Memorandum dated
2 May 2003

ISSUER:	(1) Diageo plc	(2) Diageo Capital plc
	8 Henrietta Place	Edinburgh Park
	London W1G 0NB	5, Lochside Way
Edinburgh EH12 9DT

	(3) Diageo Finance plc	(4)Diageo Enterprises
	8 Henrietta Place	St. James’s Gate
	London W1G 0NB	Dublin 8
Ireland

INCORPORATED IN:	(1) England and Wales	(3) England and Wales
	(2) Scotland	(4) Ireland

GUARANTOR:	Diageo plc
8 Henrietta Place
London W1G 0NB

INCORPORATED IN:	England and Wales

AUTHORISED ADVISER: Morgan Stanley & Co International Limited

Particulars of the issue may be obtained from the addresses detailed below for a period of 14 days in respect of stand-alone bonds or in the case of programmes, throughout the life of that programme.

Morgan Stanley & Co.	Diageo plc	Diageo Capital plc
International Limited	8 Henrietta Place	Edinburgh Park
25 Cabot Square	London W1G 0NB	5, Lochside Way
Canary Wharf		Edinburgh EH12 9DT
London E14 4QA

Diageo Finance plc	Citibank, N.A.
8 Henrietta Place	5 Carmelite Street
London W1G 0NB	London EC4Y 0PA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting-Interim Review
Released	11:59 16 Jan 2004
Number	PRNUK-1601

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 July 2003 to 31 December 2003

4.	Number and class of share(s) (amount 976,433 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 57,654 under scheme during period:

6.	Balance under scheme not yet issued/ 918,779 allotted at end of period

7.	Number and class of share(s) (amount 4,250,000 of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,063,562,925

Contact for queries: Address: Diageo plc, 8 Henrietta Place,W1G 0NB

Name: Claire Kynaston                      Telephone: 020 7927 5276

Person making return Name:**.J. Nicholls**************

Position: Deputy Company Secretary****** Signature:******************

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 July 2003 to 31 December 2003

4.	Number and class of share(s) (amount 2,556,223 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 179,824 under scheme during period:

6.	Balance under scheme not yet issued/ 2,376,399 allotted at end of period

7.	Number and class of share(s) (amount 5,500,000 (ref 2882 1994) of stock/debt securities) originally listed and the date of admission; 18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,063,562,925

Contact for queries: Address: Diageo plc, 8 Henrietta Place,W1G 0NB

Name: Claire Kynaston                      Telephone: 020 7927 5276

Person making return Name:**.J. Nicholls**************

Position: Deputy Company Secretary****** Signature:******************

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 July 2003 to 31 December 2003

4.	Number and class of share(s) (amount 775,000 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 0 under scheme during period:

6.	Balance under scheme not yet issued/ 775,000 allotted at end of period

7.	Number and class of share(s) (amount 10.03.03 775,000 of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,063,562,925

Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Claire Kynaston                      Telephone: 020 7927 5276

Person making return Name:**.J. Nicholls**************

Position: Deputy Company Secretary****** Signature:******************

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3.	Period of return: From 1 July 2003 to 31 December 2003

4.	Number and class of share(s) (amount 52,982 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 0 under scheme during period:

6.	Balance under scheme not yet issued/ 52,982 allotted at end of period

7.	Number and class of share(s) (amount 9.2.96 of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,063,562,925

Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Claire Kynaston                      Telephone: 020 7927 5276

Person making return Name:**.J. Nicholls**************

Position: Deputy Company Secretary****** Signature:******************

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From 1 July 2003 to 31 December 2003

4.	Number and class of share(s) (amount 535,307 of stock/debt security) not issued under scheme

5.	Number of shares issued/allotted 92,910 under scheme during period:

6.	Balance under scheme not yet issued/ 442,397 allotted at end of period

7.	Number and class of share(s) (amount 10.6.92 of stock/debt securities) originally listed and the date of admission; 15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,063,562,925

Contact for queries: Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Claire Kynaston                      Telephone: 020 7927 5276

Person making return Name:**.J. Nicholls**************

Position: Deputy Company Secretary****** Signature:******************

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:18 16 Jan 2004
Number	PRNUK-1601

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 16 January 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,527 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 30,383 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 14 January 2004 and 15 January 2004 at prices per Ordinary Share of £6.9803 and £6.8953 respectively by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

14.01.04	227	£6,9803
15.01.04	1,300	£6,8953

Date of
Transaction	No of Ordinary Shares Transferred

14.01.04	5,758
15.01.04	24,625

The total holding of the Trust now amounts to 3,176,799 ordinary shares.

16 January 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	11:38 23 Jan 2004
Number	PRNUK-2301

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 23 January 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee transferred on 22 January 2004 914 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

     The total holding of the Trust now amounts to 3,175,885 ordinary shares.

     23 January 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	11:58 30 Jan 2004
Number	PRNUK-3001

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 30 January 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 17 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 28 January 2004 at a price per Ordinary Share of £7.1853 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

28.01.04	17	£7,1853

The total holding of the Trust now amounts to 3,175,868 ordinary shares.

30 January 2004

END